Exhibit 99.2

Vermont Transco LLC

Financial Statements as of December 31, 2011
and 2010, and for Each of the Years in the
Three-Year Period Ended December 31, 2011
and Reports of Independent Registered Public
Accounting Firms

VERMONT TRANSCO LLC

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1–2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2011:

Balance Sheets	3–4

Statements of Income	5

Statements of Changes in Members’ Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8–23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Vermont Electric Power Company, Inc as
Manager of Vermont Transco LLC:

We have audited the accompanying balance sheet of Vermont Transco LLC (the “Company”) as of December 31, 2011, and the related statements of income, changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company‘s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2011 financial statements present fairly, in all material respects, the financial position of Vermont Transco LLC as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 13, 2012

Independent Auditors’ Report

The Stockholder and Board of Directors

Vermont Electric Power Company, Inc. as
Manager of Vermont Transco LLC:

We have audited the accompanying balance sheet of Vermont Transco LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Transco LLC as of December 31, 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Burlington, Vermont
March 8, 2011

VERMONT TRANSCO LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

UTILITY PLANT	$912,037,572	$841,651,793

LESS ACCUMULATED DEPRECIATION AND AMORTIZATION	(125,737,699)	(107,263,675)

Net utility plant	786,299,873	734,388,118

NONUTILITY PLANT	2,411,563

CURRENT ASSETS:
Cash	9,063,842	2,066,045
Restricted cash	1,178,875
Bond sinking fund deposits	12,571,333	564,000
Bond interest deposits	2,922,933	4,537,947
Accounts receivable:
Affiliated companies	4,354,979
Other	10,673,551	8,967,385
Due from Vermont Electric Power Company, Inc.	2,966,491	9,767,793
Note receivable — related party		125,000
Materials and supplies	7,918,387	7,333,500
Prepaids and other assets	1,772,283	1,143,965

Total current assets	53,422,674	34,505,635

REGULATORY AND OTHER ASSETS:
Regulatory assets	3,088,185	3,659,535
Unamortized debt expense — net	2,417,295	2,563,063
Deferred project costs and other	4,514,651	5,740,634

Total regulatory and other assets	10,020,131	11,963,232

TOTAL ASSETS	$852,154,241	$780,856,985

(Continued)

VERMONT TRANSCO LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
Members’ equity	$424,565,430	$406,915,930
Mandatorily redeemable membership units	10,000,000	10,000,000
First mortgage bonds — net of current maturities	297,483,000	317,272,000

Total capitalization	732,048,430	734,187,930

COMMITMENTS AND CONTINGENCIES (Notes 8, 12,and 14)

CURRENT LIABILITIES:
Bank overdraft	1,433,309	891,788
Current maturities of long-term obligations	19,789,000	11,821,000
Line of Credit to bank	52,701,113
Accounts payable:
Affiliated companies	1,872,610	1,236,182
Other	13,439,598	7,182,351
Accrued interest	4,452,717	4,563,321
Accrued construction expenses	7,022,409	4,699,609
Accrued expenses	1,422,030	2,781,167

Total current liabilities	102,132,786	33,175,418

LONG-TERM LIABILITIES:
Deferred cost of removal liabilities	8,794,375	4,732,373
Deferred income	1,243,840	660,920
Due to Vermont Electric Power Company, Inc.	7,934,810	8,100,344

Total liabilities	120,105,811	46,669,055

TOTAL CAPITALIZATION AND LIABILITIES	$852,154,241	$780,856,985

See notes to financial statements.		(Concluded)

VERMONT TRANSCO LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009

OPERATING REVENUES:
Transmission revenues	$134,135,239	$102,547,684	$90,649,734
Rent of transmission facilities to others	994,277	999,587	2,435,380

	135,129,516	103,547,271	93,085,114

OPERATING EXPENSES:
Transmission expenses:
Operations	4,741,619	4,069,124	3,369,434
Maintenance	7,019,000	6,490,760	5,625,653
Charges for transmission facilities of others	50,860	44,183	41,705
Administrative and general expenses	6,982,529	5,581,386	7,718,153
Depreciation and amortization	20,849,266	16,031,969	13,942,091
Taxes other than income	14,985,771	11,445,565	10,485,062

Total operating expenses	54,629,045	43,662,987	41,182,098

Operating income	80,500,471	59,884,284	51,903,016

OTHER (INCOME) EXPENSES:
Interest on first mortgage bonds	17,921,196	18,197,213	13,477,726
Other interest expense	434,478	803,189	1,057,144
Amortization of debt expense	145,769	148,791	101,560
Allowance for borrowed funds used during construction	(1,000,138)	(4,394,038)	(2,151,956)
Allowance for equity funds during construction	(1,518,157)	(6,566,209)	(2,977,719)
Other	129,940	114,130	12,712
Interest and other income	(36,164)	(267,338)	(239,474)

Total other expenses — net	16,076,924	8,035,738	9,279,993

INCOME BEFORE TAX	$64,423,547	$51,848,546	$42,623,023

See notes to financial statements.

VERMONT TRANSCO LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

						Total
	Membership Units				Accumulated	Members’
	Units	Class A	Units	Class B	Earnings	Equity

BALANCES — December 31, 2008	19,891,672	$198,916,720	3,151,638	$31,516,380	$19,245,281	$249,678,381

Issuance of membership units	4,480,877	44,808,770	1,523,902	15,239,020		60,047,790

Income before tax					42,623,023	42,623,023

Distribution of income before tax to members					(26,879,761)	(26,879,761)

BALANCES — December 31, 2009	24,372,549	243,725,490	4,675,540	46,755,400	34,988,543	325,469,433

Issuance of membership units	6,168,730	61,687,300	627,498	6,274,980		67,962,280

Income before tax					51,848,546	51,848,546

Distribution of income before tax to members					(38,364,329)	(38,364,329)

BALANCES — December 31, 2010	30,541,279	305,412,790	5,303,038	53,030,380	48,472,760	406,915,930

Issuance of membership units	56,005	560,050	58,995	589,950		1,150,000

Income before tax					64,423,547	64,423,547

Distribution of income before tax to members					(47,924,047)	(47,924,047)

BALANCES — December 31, 2011	30,597,284	$305,972,840	5,362,033	$53,620,330	$64,972,260	$424,565,430

See notes to financial statements.

VERMONT TRANSCO LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Income before tax	$64,423,547	$51,848,546	$42,623,023
Adjustments to reconcile income before tax to net cash provided by operating activities:
Depreciation and amortization	20,277,916	15,460,619	13,370,741
Amortization of regulatory assets	571,350	571,350	571,350
Amortization of debt expense	145,769	148,791	101,560
Changes in assets and liabilities:
Accounts receivable	(6,061,144)	(65,520)	(1,517,900)
Materials and supplies	(584,887)	(1,084,504)	435,812
Accounts payable	3,090,451	(4,389,293)	3,772,475
Due from related party			(311,153)
Other assets and liabilities	1,548,520	(3,276,130)	1,975,888

Net cash provided by operating activities	83,411,522	59,213,859	61,021,796

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in bond sinking fund deposits	(12,007,333)	(38,000)	(36,000)
Capital expenditures, including interest capitalized	(64,520,576)	(121,558,292)	(166,183,460)
Repayments of (Advances to) related party notes receivable	125,000	10,800,000	(225,000)

Net cash used in investing activities	(76,402,909)	(110,796,292)	(166,444,460)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in bank overdraft	541,521	(2,083,243)	1,380,293
Proceeds from bond issuance			135,000,000
Repayment of bonds	(11,821,000)	(2,161,000)	(2,014,000)
Debt issue costs		311	(1,014,724)
Borrowings of Line of Credit to bank	52,701,113
Repayments of Line of Credit to bank			(20,857,520)
Repayment of other long-term debt		(152,115)	(292,121)
Due from Vermont Electric Power Company, Inc.	6,635,768	27,713,424	(39,287,043)
Issuance of membership units	1,150,000	67,962,280	60,047,790
Distribution of income before tax to members	(47,924,047)	(38,364,329)	(26,879,761)

Net cash provided by financing activities	1,283,355	52,915,328	106,082,914

NET INCREASE IN CASH	8,291,968	1,332,895	660,250

CASH — Beginning of year	771,874	733,150	72,900

CASH — End of year	$9,063,842	$2,066,045	$733,150

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid for interest — net of amounts capitalized	$15,947,983	$8,052,319	$7,830,970

NONCASH ACTIVITY — In 2011, 2010, and 2009, the Company recorded accounts payable related to capital expenditures and accrued construction expenses of $6,018,659, $7,725,685, and ($337,977), respectively.

See notes to financial statements.

VERMONT TRANSCO LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR EACH OF THE YEARS IN THE
THREE-YEAR PERIOD ENDED DECEMBER 31, 2011

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Description of Business — On June 2, 2006, VT Transco LLC (the Company) was formed as a Vermont Limited Liability Company. The Company became operational effective June 30, 2006. The Company’s purpose is to plan, construct, operate, own, and maintain electric transmission and related facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal transmission access to a competitive wholesale electric energy market. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The largest owners of membership units are as follows:

	2011	2010

Vermont Electric Power Company, Inc. (VELCO)	9%	9%
Central Vermont Public Service Corporation (CVPS)	37	37
Green Mountain Power Company (GMP)	28	28
Vermont Public Power Supply Authority (VPPSA)	11	11

VELCO has transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. As part of the Transfer and Assumption Agreement, these transmission contracts were legally transferred to the Company effective June 30, 2006. These transmission contracts have been reviewed and approved by the FERC. The transmission contracts provide, among other things, for the Company to earn an annual return equal to 11.5% of outstanding Class A Member units and an annual return equal to 13.3% of outstanding Class B Member units. These earnings, at the discretion of VELCO are distributed quarterly to the contributing utilities.

Corporate Manager — The Company is managed by the corporate manager, VELCO (the “Manager”). The Company and VELCO have common ownership and operate as a single functional unit. Under the Company’s operating agreement, the Manager has complete discretion over the day-to-day business of the Company and provides all management services to the Company at cost. The Company itself has no employees and no governance structure separate from the Manager. The Company’s operating agreement establishes that all expenses of the Manager related to managing the Company are paid for by the Company. These expenses consist primarily of all payroll and benefit related costs. All such costs are recorded in the Company’s accounts as if they were direct expenses of the Company, and a corresponding due to Manager is recorded for the amount to be reimbursed to VELCO at a future date for such payroll and benefit related costs.

Additionally, the Company has included in the payable to VELCO, amounts related to taxes collected for deferred income taxes that have been recognized in rates and recorded as a deferred tax liability by VELCO prior to June 30, 2006; and for such liabilities that have arisen subsequent to June 30, 2006, pursuant to the Management Services Agreement for which a payment obligation was assumed by the Company pursuant to the Transfer and Assumption Agreement. The deferred tax liability is due to temporary differences related to the deductibility of the excess of the tax over book depreciation. As these temporary differences reverse in future years, the Company will repay the obligation to the Manager.

Regulatory Accounting — The Company accounts for certain transactions in accordance with permitted regulatory treatment. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence-supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, now the Company, to begin amortizing over a ten-year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset which accounts for the difference between depreciation reported in the financial statements and depreciation previously recovered in rates is $1,701,555 and $2,126,944 as of December 31, 2011 and 2010, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, now the Company, to accumulate as a regulatory asset the costs associated with the Company’s formation and to amortize and recover that asset over a fifteen-year period to commence when the Company began operations. This regulatory asset is $1,386,630 and $1,532,591 as of December 31, 2011 and 2010, respectively.

As more fully described in note 8, the defined benefit pension and other postretirement regulatory assets of VELCO represent the unrecognized pension costs and postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets in the financial statements of the Manager. The Manager’s regulatory asset related to these plans totaled $10,949,323 and $5,390,601 at December 31, 2011 and 2010, respectively, and is included in due from (to) VELCO in the accompanying financial statements.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — We consider all liquid investments with an original maturity of three months or less when acquired to be cash and cash equivalents.

Restricted Cash — We have restricted cash related to a settlement agreement and a vendor contract, and consists of cash in banks.

Bond Sinking Fund and Interest Deposits — The terms of our bond agreements require that interest and principal be deposited monthly into these deposit accounts. The interest and principal is paid on a quarterly basis. These deposits consist of cash and cash equivalents in banks.

Revenue Recognition — Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO-NE open-access transmission tariff regulated by FERC and the 1991 Vermont Transmission Agreement. The Company charges for these services under FERC approved rates. The 1991 Vermont Transmission Agreement specifies the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on actual cost of service plus an 11.5% return on capital for Class A Member units and a 13.3% return on capital for Class B Member units. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $0 and $402,010 at December 31, 2011 and 2010, respectively, and has been reported in prepaids and other assets in the accompanying financial statements.

Utility Plant — Utility plant in service is stated at cost. Assets transferred to the Company from VELCO have been recorded at their original cost in utility plant with the related reserves for accumulated depreciation also recorded (see note 3 for additional information.).

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company recognizes depreciation expense on gross plant at an average rate of 2.63% at December 31, 2011, 2010 and 2009 based on rates developed in a depreciation rate study. This method is consistent with the straight-line method of depreciation.

Software is recorded at cost. Amortization is recorded at straight-line rates over the estimated useful life of the assets which is five years.

Long-Lived Assets — Long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

Allowance for Borrowed Funds Used During Construction — Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds is included as other income in the statements of income. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 6.37%, 7.50%, and 5.75% in 2011, 2010 and 2009, respectively.

Materials and Supplies Inventory — Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

Unamortized Debt Expense — Costs associated with the original issuance of long-term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $145,769, $148,791, and $101,560 in 2011, 2010 and 2009, respectively.

Income Taxes — The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these financial statements do not include a provision for federal and state income tax expense. Income before tax reported on the statements of income is the Company’s net income.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of the uncertainty. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of interest and administrative and general expense, respectively. Through December 31, 2011, the Company has not identified any material uncertain tax positions.

Pension and Other Postretirement Plans — The Manager sponsors a defined benefit pension plan covering employees of the Company hired before January 1, 2008 who meet certain age and service requirements. The benefits are based on years of service and final average pay. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

The Manager also sponsors a defined benefit healthcare plan for substantially all employees. The Manager measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of utility plant, the recoverability of regulatory assets, assumptions used to estimate obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Fair Value Measurements — The fair values of cash, accounts receivable, accounts payable, accrued expenses, and line of credit approximate the carrying amounts due to their short-term nature. (note 11).

Concentrations of Credit Risk — Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and bond sinking fund deposits. Substantially, all of the Company’s cash is held at one financial institution that management believes to be of high-credit quality.

Commitments and Contingencies — Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs are expensed as incurred.

Government Grants — The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the income statement over the periods in which we recognize the related costs for which the government grant is intended to compensate.

When government grants are related to the oversight of sub-recipients, the grants are recognized as other income in the income statement. For government grants related to reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset and recognized in the Income Statement over the estimated useful life of the depreciable asset as reduced depreciation expense. For government grants related to billings from sub-recipients, the grants are recognized as receivables from the government agency and payables to the sub-recipient on the balance sheet as we do not have rights to the funds passing through to sub-recipients. The Company recorded government grants receivable on the balance sheet in prepaid and other assets for $70,000 in 2011.

3.	UTILITY PLANT

Utility plant consists of the following at December 31, 2011 and 2010:

	2011	2010

Land and rights of way	$49,805,114	$80,148,733
Transmission equipment	694,619,856	657,074,976
Communications equipment	37,933,929	22,542,074
Buildings and office equipment	72,139,234	59,813,941
Construction work-in-process	57,539,439	22,072,069

	912,037,572	841,651,793

Less accumulated depreciation and amortization	125,737,699	107,263,675

	$786,299,873	$734,388,118

Depreciation and amortization expense was $20,277,916, $15,460,619, and $13,370,741 as of December 31, 2011, 2010 and 2009, respectively.

4.	MEMBERS’ EQUITY

The Company’s members include municipalities, electric cooperatives, and investor-owned utilities. Class A Membership units are issued to taxable and tax exempt entities, and Class B Membership units are issued solely to tax-exempt entities, such as the municipal utilities and electric cooperatives. At June 30, 2006, each member was issued membership interests in proportion to the value of transmission assets and/or cash it contributed to the Company for a total of $78,000,100 in Class A and Class B Membership units. During 2011, 2010 and 2009, each member was issued additional membership units in proportion to the value of cash it contributed to the Company for a total of $1,150,000, $67,962,280, and $60,047,790, respectively, in Class A and Class B Membership units. See Note 14 for discussion of the $10,000,000 of mandatorily redeemable membership units issued to the Manager in 2008.

Member’s equity as of December 31, 2011, and 2010 is as stated in the table that follows.

	2011	2010

Village of Morrisville	$1,311,865	$1,311,868
Swanton Village	612,110	612,110
Vermont Electric Cooperative	9,207,949	9,089,123
Washington Electric Cooperative	4,326,517	4,305,483
Central Vermont Public Service Corporation	164,728,479	156,337,602
Village of Stowe	22,040,096	22,011,714
Village of Northfield	306,502	306,502
Green Mountain Power Corporation	128,495,492	122,298,889
City of Burlington Electric Department	18,739,950	17,589,949
Village of Hyde Park	139,561	139,561
Vermont Electric Power Company, Inc.	32,632,645	30,971,485
Village of Lyndonville	135,096	131,000
Vermont Public Power Supply Authority	41,889,168	41,810,644

	$424,565,430	$406,915,930

Distribution of income before tax to members is at the discretion of the Manager. During 2011, 2010 and 2009, the Company distributed $47,924,047, $38,364,329, and $26,879,761, respectively, of its income before tax to its member in proportion to each member’s percentage interest in the Company.

5.	LONG-TERM DEBT

The Company has assumed all of the long-term debt associated with the assets that were transferred from VELCO. VELCO remains a co-obligor with the Company for First Mortgage Bond Series L, N, O, and P. Series Q, R, and S were issued solely by the Company, with VELCO having no repayment obligation.

First Mortgage Bonds — The Company’s First Mortgage Bonds outstanding include the following series at December 31, 2011 and 2010:

	2011	2010

Series L, 7.30% due through 2018	$6,054,000	$6,758,000
Series N, 7.42%, due through 2012	18,557,000	19,727,000
Series O, 6.26% due through 2034	22,161,000	22,608,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59%, due through 2036	35,000,000	35,000,000
Series R, 5.75%, due through 2037	80,000,000	80,000,000
Series S, 4.81%, due through 2029	125,500,000	135,000,000

	317,272,000	329,093,000

Less bonds to be retired within one year	19,789,000	11,821,000

	$297,483,000	$317,272,000

In October 2009, the Company received the proceeds from the sale of its Series S First Mortgage Bonds for the principal amount of $135,000,000, which the Company used to paydown its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

2012	$19,789,000
2013	11,821,000
2014	13,916,000
2015	14,513,000
2016	15,621,000
Thereafter	241,612,000

Total	$317,272,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of Class A and B Members’ investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one-third of the aggregate principal amount of the bonds outstanding or $105,757,333 at December 31, 2011. Interest recorded for the First Mortgage Bonds in 2011, 2010 and 2009 was $17,921,196, $18,197,213, and $13,477,726, respectively.

6.	LINE OF CREDIT

The Company has an unsecured $100,000,000 line-of-credit agreement with a financial institution, reduced by certain standby letters of credit totaling $325,000, expiring on April 30, 2012 to provide interim financing for utility plant construction. The line is renewed each year for a one year term. The Company plans to refinance the line of credit when it comes due on April 30, 2012. If the Company is unable to obtain the line of credit, it has the ability to issue an equity call to its members. The Company’s Manager is also an obligor on this facility. As part of this agreement, the Company agrees to pay 0.10% per annum on the daily unused line of credit amount. The interest rate at December 31, 2011 is at the Company’s option of either LIBOR plus .75% for 30, 60 or 90 days or overnight LIBOR plus 1.00%. Average daily borrowing was $19,610,628 in 2011 and $23,926,753 in 2010 at a weighted average interest rate of 1.73% and 2.72%, respectively. At December 31, 2011 $62,701,113 was outstanding under the agreement, of which $52,701,113 was recorded on the Company’s financial statements. The Company and VELCO are jointly liable for the $62,701,113 amount outstanding at December 31, 2011. At December 31, 2010 there were no amounts outstanding under the agreement. Interest recorded for these borrowings in 2011, 2010 and 2009 was $340,311, $650,707 and $832,623, respectively.

7.	INCOME TAXES

Income tax liabilities are the responsibility of the Company’s members (except certain tax-exempt members) and are not reflected in these financial statements. However, the Company is allowed to recover in rates, as a component of its cost of service, the amount of income taxes that are the responsibility of its members based on their ownership in the Company. Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses in its regulatory financial reports and rate filings. For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves. Such amounts were approximately $58,260,000 in 2011 and $45,700,000 in 2010, and are primarily related to accelerated tax depreciation and other plant-related differences and VELCO’s portion is included in liability due to VELCO of $14,446,133 in 2011 and $12,498,349 in 2010.

8.	PENSION AND OTHER POSTRETIREMENT BENEFITS

The Manager displays the net over-or-under funded position of a defined benefit pension and other postretirement plans as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable in future customer rates, in which case it would be recorded as a regulatory asset. As of December 31, 2011 and 2010, the Manager recorded a regulatory asset of $10,041,650 and $4,546,992, respectively, an unfunded defined pension obligation of $10,428,405 and $4,934,040, respectively, and a postretirement healthcare obligation of $948,809 and $883,735, respectively, and related regulatory asset of $907,673 and $843,609, respectively. Such amounts are reported in due to VELCO in the accompanying balance sheets.

Defined Benefit Plan — The Manager sponsors a defined benefit pension plan (the Plan) covering employees of the Manager hired before January 1, 2008 who meet certain age and service requirements. The benefits are based on years of service and levels of compensation during the five years before retirement. The costs of the Manager’s plan are an obligation of the Company as part of the Manager’s fee.

The following sets forth the Plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2011 and 2010:

	Pension Benefits
	2011	2010

Change in projected benefit obligation:
Benefit obligation at beginning of year	$20,023,874	$17,171,882
Service cost	1,039,809	1,013,619
Interest cost	1,088,484	1,008,694
Actuarial loss	5,033,150	1,363,118
Benefits paid	(505,554)	(533,439)

Benefit obligation at end of year	26,679,763	20,023,874

Change in plan assets:
Fair value of plan assets at beginning of year	15,089,834	12,875,783
Actual return on plan assets	542,078	1,722,490
Employer contribution	1,125,000	1,025,000
Benefits paid	(505,554)	(533,439)

Fair value of plan assets at end of year	16,251,358	15,089,834

Funded status	$(10,428,405)	$(4,934,040)

Accumulated benefit obligation	$19,264,336	$14,680,249

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2011 and 2010, which are recorded as a regulatory asset, are as follows:

	2011	2010

Net actuarial loss	$9,759,843	$4,217,808
Unrecognized prior service cost	281,808	329,184

	$10,041,651	$4,546,992

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2012 is $164,734.

Net periodic benefit cost for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Pension Benefits
	2011	2010	2009

Components of net periodic benefit cost:
Service cost	$1,039,809	$1,013,619	$1,016,923
Interest cost	1,088,484	1,008,694	944,414
Expected return on plan assets	(1,168,321)	(1,078,827)	(1,026,169)
Recognized net actuarial loss	117,357	28,974	11,235
Net amortization	47,377	52,476	52,476

Net periodic benefit cost	$1,124,706	$1,024,936	$998,879

The actuarial assumptions used to determine the pension benefit obligation are as follows:

	Pension Benefits
	2011	2010	2009

Weighted-average assumptions:
Discount rate — pension expense	5.56%	6.00%	6.00%
Discount rate — projected benefit obligation	4.40	5.56	6.00
Expected long-term rate of return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Projected benefit payments to be paid in each year from 2012 to 2016 and the aggregate benefits to be paid in the five years from 2017 to 2021 are as follows:

Pension
Fiscal Year Ending	Benefit
December 31	Payments

2012	$429,613
2013	482,816
2014	556,674
2015	550,672
2016	558,620
2017–2021	4,387,626
Expected contribution for next fiscal year	1,125,000

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2011 and 2010:

	Plan Assets		Asset Allocation
Asset Class	2011	2010	2011	2010

Money market	$2,480,407	$1,348,099	15%	9%
Equities	8,283,812	9,306,708	51	62
Fixed income	5,487,139	4,435,017	34	29

Total	$16,251,358	$15,089,824	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets are 65% equity and 35% fixed income, reflecting the mid to long-term nature of the liabilities associated with the plan. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. Plan investments held at December 31, 2011 are classified as Level 1 based on the fair value hierarchy discussed in note 11.

Postretirement Plan — The Manager’s current postretirement benefit plan offers healthcare and life insurance benefits and these costs are an obligation of the Company under its contract with the Manager. The Manager accrues the cost of postretirement benefits during the employees’ years of service. When the Manager began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20-year period. For the years ended December 31, 2011, 2010 and 2009, the Manager contributed $150,213, $131,129, and $32,141, respectively, toward these benefits. The Company anticipates contributing $180,000 for these benefits in 2012.

The FERC has established certain guidelines that all FERC-regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Manager’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Manager to advise the FERC of its plans for accruing and funding postretirement benefit costs.

The following sets forth the Plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2011 and 2010:

	Postretirement Benefits
	2011	2010

Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,635,382	$1,496,132
Service cost	111,908	107,413
Interest cost	80,173	81,284
Actuarial loss	88,310	128,721
Benefits paid	(50,950)	(178,168)

Benefit obligation at end of year	1,864,823	1,635,382

Change in plan assets:
Fair value of plan assets at beginning of year	751,647	573,400
Actual return on plan assets	14,154	47,118
Employer contribution — net of reimbursement from VEBA	201,163	309,297
Benefits paid	(50,950)	(178,168)

Fair value of plan assets at end of year	916,014	751,647

Funded status	$(948,809)	$(883,735)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2011 and 2010, which are recorded as a regulatory asset, are as follows:

	2011	2010

Change in measurement date to be recovered in rates	$16,676	$38,910
Net actuarial loss	890,997	804,699

	$907,673	$843,609

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2012 is $63,824.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $9,772 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $9,210 in 2012.

Net periodic benefit costs as of December 31, 2011, 2010, and 2009 are as follows:

	Postretirement Benefits
	2011	2010	2009

Components of net periodic benefit cost:
Service cost	$111,908	$107,413	$93,871
Interest cost	80,173	81,284	82,303
Expected return on plan assets	(53,732)	(42,747)	(40,515)
Recognized net actuarial loss	22,234	22,234	22,234
Net amortization	41,590	37,768	32,953

Net periodic benefit cost	$202,173	$205,952	$190,846

The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement Benefits
	2011	2010	2009

Weighted-average assumptions:
Discount rate — postretirement benefit	5.08%	5.50%	6.25%
Discount rate — projected benefit obligation	4.04	5.08	5.50
Expected return on plan assets	6.50	6.50	6.50
Rate of compensation increase	4.50	4.50	4.50

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2011 and 2010:

	Plan Assets		Asset Allocation
Asset Class	2011	2010	2011	2010

Cash and equivalents	$10,615	$118,858	1%	16%
Equities	698,800	553,043	76	73
Fixed income	206,599	79,746	23	11

Total	$916,014	$751,647	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets are 87% equity, 12% fixed income and 1% cash, reflecting the mid to long-term nature of the liabilities associated with the plan. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. Plan investments held at December 31, 2011 are classified as Level 1 based on the fair value hierarchy discussed in Note 11.

Supplemental Executive Retirement Plan — The Manager sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Manager with additional retirement income. The Manager is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,986,446 and $3,770,968 at December 31, 2011 and 2010, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying statements of income. The actuarial assumptions used to determine net benefit costs under this plan are a discount rate of 3.05%, 3.925%, and 5.00%, and a rate of compensation increase of 3% at December 31, 2011, 2010, and 2009. Aggregate benefits payable amounted to $3,571,748 and $3,690,898 at December 31, 2011 and 2010, respectively, and is recorded in due to VELCO.

Deferred Compensation — The Manager has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2011 and 2010 is $1,396,988 and $1,145,278, respectively, and is recorded in due to VELCO.

Defined Contribution Plan — The Manager sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Manager contributed $524,311, $518,174, and $378,615 in 2011, 2010 and 2009, respectively.

9.	RELATED-PARTY TRANSACTIONS

Amounts included in due from related party at December 31, 2011 and 2010 are related to ongoing operating activities between the Company and VELCO.

The Manager and the Company have made available an unsecured, short-term credit facility to their related party, Vermont Electronic Transmission Company, Inc. (VETCO). The facility allows for borrowings of up to $190,000. The balance outstanding at December 31, 2011 and 2010 was $0 and $125,000, respectively.

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for material and supplies and insurance. These services are provided at cost and amounted to $2,413,920, $479,844 and $465,075 in 2011, 2010 and 2009, respectively.

Similarly, GMP provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $58,073, $1,583,140 and $1,775,411 in 2011, 2010 and 2009, respectively.

10.	ASSET RETIREMENT OBLIGATIONS

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs that have previously been recovered from ratepayers for other than legal obligations. The Company expects, over time, to settle or recover through the rate-setting process any over or under collected net cost of removal. Cost of removal included in depreciation expense totaled $8,794,375 and $4,732,373 in 2011 and 2010, respectively.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2011 and 2010. Fair value is defined as the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities:
First mortgage bonds	$297,483,000	$354,996,006	$317,272,000	$328,376,057

The carrying amounts shown in the table are included in the balance sheets under the indicated captions. The fair values of the financial instruments shown in the above table as of December 31, 2011 and 2010 represent management’s best estimates of the amounts would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, bond sinking fund deposits, bond interest deposits, trade accounts receivable, notes receivable, line of credit to banks, accounts payable, accrued interest on bonds due from (to) VELCO, current maturities of long-term obligations, and construction and other accrued expenses have been excluded from the table above as they approximate the carrying amounts due to their short-term nature.

•
Long-term debt and First mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December 31, 2011 and 2010, the Company utilized Moody’s long-term corporate bond yield average for utility entities with an Aa rating.

Fair Value Hierarchy:

The Company follows FASB ASC 820 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financials on a recurring and non-recurring basis. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

Level 3 — Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial or non-financial assets and liabilities reported at fair value at 2011 or 2010.

12.	BUSINESS AND CREDIT CONCENTRATIONS

Significant Customers — One customer, ISO New England individually represents 49% and 98% of total accounts receivable and 77% and 100% of total revenue at December 31, 2011 and 2010, respectively.

Significant Capital Projects — The Company is in the process of performing construction projects to enhance services to its customers. Costs capitalized amounted to approximately $70,500,000 and $117,000,000 in 2011 and 2010, respectively. The Company has budgeted $123,000,000 for 2012 related to capital projects which will be financed through bond issuance and borrowings on the line of credit.

13.	FEDERAL STIMULUS FUNDS

On October 27, 2009, the US Department of Energy announced that Vermont’s electric utilities will receive $69,000,000 in federal stimulus funds to deploy advanced metering, new customer service enhancements, and grid automation. As the prime recipient of Vermont’s Smart Grid stimulus application, the Company expects to receive a grant of over $3,000,000 to manage the overall project on behalf of the Vermont Distribution Utilities. The agreement includes provisions for funding and other requirements. The agreement became effective on April 19, 2010. The Company is eligible to receive reimbursement of 50 percent of the total project costs incurred from August 6, 2009, up to $3 million. For the years ended December 31, 2011 and 2010, $629,000 and $1,100,000, respectively, of operating expenses were incurred. These expenses and the related reimbursements are included as a component of other (income) expense in the accompanying statements of income. The Company has submitted requests for reimbursement of $769,000 and have received $683,000 to date. The 50% of costs not reimbursed by the DOE are billed to the Vermont Distribution Utilities that are sub-recipients of the grant.

14.	COMMITMENTS

The Company reached a settlement with the Lamoille County municipal distribution utilities regarding cost allocations associated with the construction of a ten-mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in the Company and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase Company membership units and the return on those units. After the ten-year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by the Company.

Additionally, VELCO, as manager is responsible to make up the difference between the specific facility payments of the individual utilities and the actual specific facility charges based on $33,421,303 of specific facility assets. To accomplish this, VELCO acquired 1,000,000 of the Company’s membership units. As stated in the settlement agreement, these units are mandatorily redeemable in ten years when the shortfall has been fully covered. Under FASB ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, $10,000,000 has been recorded in the financial statements as a long-term liability for mandatorily redeemable 1,000,000 membership units.

15.	SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring through March 13, 2012, the date these financial statements were issued, and determined that no additional subsequent events occurred that would require recognition or disclosure in these financial statements.

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